August 22, 2018

VIA EDGAR

Elisabeth M. Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Strategy Shares, File Nos. 333-170750, 811-22497

Dear Ms. Bentzinger:

On July 2, 2018, Strategy Shares (the "Registrant"), on behalf of its series, the Strategy Shares US Market Rotation Strategy ETF and the Strategy Shares EcoLogical Strategy ETF (each a “Fund”), filed an amended registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on August 15, 2018, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment A1. Please review the comments given on August 13, 2018, for the Strategy Shares Nasdaq 5 HANDL Index ETF and respond to any comment that is applicable to the Strategy Shares Nasdaq 7 HANDL Index ETF.

Response. The Registrant has reviewed Strategy Shares Nasdaq 5 HANDL Index ETF comments and responses and incorporated the relevant portions into the registration statement for the Funds. The Registrant notes that certain comments, such as those related to an initial filing, were deemed not applicable.

Prospectus: Both Funds

Comment B1. In the fee table present 12b-1 fees as 0.00% rather than None.

Response. The Registrant has made the requested revision.

4814-8745-3296.1

Comment B2. In the narrative to the expense examples include “or holds” when describing the fees paid under the holding periods.

Response. The Registrant has revised disclosures to include “or holds” when describing the fees paid under the holding periods.

Comment B3. With respect to the description of duration, please consider adding information to the effect that higher duration is associated with higher price volatility and risk.

Response. Upon review, the Registrant notes that it believes the present disclosures capture this element of duration through the use of examples and that further elaboration might tend to clutter the disclosures to the detriment of shareholders.

Comment B4. If shares will be sold through an insured depository institution, please add the bank-related notice as described under Item 4(b)(iii) of Form N-1A.

Response. The Registrant has amended disclosures to include the bank-related notice as described under Item 4(b)(iii) of Form N-1A.

Comment B5. Under references ETF risks, please include Authorized Participant Risk and consider aligning the ETF risk to match those of Shares Nasdaq 5 HANDL Index ETF and Strategy Shares Nasdaq 7 HANDL Index ETF.

Response. The Registrant has amended disclosures to add Authorized Participant Risk and aligned the ETF risk of Shares Nasdaq 5 HANDL Index ETF and Strategy Shares Nasdaq 7 HANDL Index ETF to match that of the Fund.

Comment B6. Under foreign risk, please remove references to emerging markets unless they are an element of the principal investment strategy. If so, please include reference to emerging markets in the principal investment strategy disclosures.

Response. The Registrant has removed references to emerging markets.

Comment B7. Prior to submission of the Rule 485(b) filing, please send performance charts and tables as correspondence.

Response. The Registrant will send performance charts and tables as correspondence prior to submission of the Rule 485(b) filing.

Comment B8. Under “Purchase and Sale of Fund Shares,” please include reference to each business day where appropriate when describing Creation Units.

Response. The Registrant has made the requested revision.

Prospectus: Strategy Shares EcoLogical Strategy ETF

Comment B9. In the fee table include an estimate of acquired fund fees and expenses as it includes ETFs as part of its principal investment strategy.

Response. The Registrant has included an estimate of acquired fund fees and expenses.

Comment B10. When describing maturity limits please include any duration limits and a description of duration that is consistent with that used in Strategy Shares US Market Rotation Strategy ETF.

Response. The Registrant has made the requested edits.

Comment B11. Please remove Growth Investing Risk as it is not described in the principal investment strategy.

Response. The Registrant has reclassified Growth Investing Risk as a non-principal risk.

Comment B12. The staff notes that the strategy description is identical to the one presented in the summary. Please endeavor to make the summary a true summary.

Response. Upon review, the Registrant believes that it is not able to further summarize strategies in the summary prospectus without incurring the risk of diluting their meaning.

Comment B13. Please remove the number of business days expected to elapse for automatic reinvestment of dividends and distributions as this is not uniform in the industry. Please refer to Shares Nasdaq 5 HANDL Index ETF for an example.

Response. The Registrant has made the requested change.

Statement of Additional Information

Comment B14. Please remove reference to 30 days when describing the minimum number of shareholders.

Response. The Registrant has removed 30 days.

Comment B15. On page 15, please update the Fund’s name.

Response. The Registrant has made the requested update.

Comment B16. On page 27, please indicate majority means 1940 Act majority and provide a definition.

Response. The Registrant has made the requested update.

Comment B17. On page 28, please replace concentration with investments.

Response. The Registrant has made the requested update.

Comment B18. On pages 42 and 46, please change third business day to second business day.

Response. The Registrant has made the requested update.

Comment B19. On page 50, please add titles to the tables so that both Funds are identified.

Response. The Registrant has made the requested update.

Comment B20. Please include fees paid to the sub-adviser as described under Item 19 of Form N-1A or provide authority to omit.

Response. The Registrant believes it has complied with the requirement of Item 19 by reporting advisory fees paid by each Fund.. The Registrant notes that it believes that because the adviser pays the sub-adviser, rather than the Funds, such reporting is outside the scope of Item 19.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport